Exhibit 99.1
For Immediate Release
QXM’s Board authorizes the Scheme of Arrangement proposed by XING to be put forward by the company to its minority shareholders for their consideration

Beijing, China (January 6, 2011) —Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM — News) (the “Company” or “QXM”), a manufacturer of mobile handsets in the People’s Republic of China, today announced that, at a meeting of QXM’s board of directors (the “Board”) held on 31 December 2010, the Board authorized that a Scheme of Arrangement (the “Scheme”), proposed by QXM’s parent company, Qiao Xing Universal Resources, Inc. (“XING”), pursuant to which XING would acquire all of the outstanding ordinary shares of QXM other than those shares held by XING (the “Minority Shares”) in exchange for 1.9 shares of XING’s common stock plus US$0.80 in cash for each Minority Share (the “Scheme Consideration”), be put forward by the Company to the holders of the Minority Shares (the “Minority Shareholders”) for their consideration.
In connection with this authorization, the Board discussed, among other things, the following:
•	The Board had previously appointed a special committee (the “Special Committee”), consisting of two independent directors to, among other things, (i) determine whether the Scheme is advisable and in the best interests of the Company and whether the Scheme is fair and equitable to the Minority Shareholders and (ii) recommend to the Board whether they should approve or reject the Scheme and recommend to the Directors what actions, if any, should be taken by the Company with respect to the Scheme, including whether the Directors should recommend approval of the Scheme by the Company’s shareholders.
•	The Special Committee retained an investment banking firm (the “IB Firm”) to make a determination with respect to the fairness of the Scheme Consideration, from a financial point of view, to the Minority Shareholders. The IB Firm has informed the Special Committee that it is not in a position to render to the Special Committee an opinion as to whether or not the Scheme Consideration to be received by Minority Shareholders pursuant to the Scheme is fair, from a financial point of view, to such Minority Shareholders and the Special Committee has not, to date, retained a replacement investment banking firm. Because the Special Committee has not received a fairness opinion from a professional financial advisor with respect to the Scheme Consideration, the Special Committee has not made any determination with respect to whether the Scheme is advisable and in the best interests of the Company and/or fair and equitable to the Minority Shareholders.
•	In light of the foregoing, the members of the Board (i) participated in the meeting for the sole purpose of determining whether the Scheme should be put forward by the Company to its Minority Shareholders for their consideration, and (ii) did not make any resolution in respect of the merits of the Scheme (including (without limitation) the Scheme Consideration), or make any recommendation to the Minority Shareholders as to whether they should vote for or against the Scheme. Each of the Independent Directors confirmed that they did not disapprove or approve of the Scheme.
•	The Scheme has built into it a number of checks and balances, namely (i) it has to be approved by the requisite majorities of Minority Shareholders under that BVI Business Companies Act, 2004, as amended, being a majority in number representing not less than 75% in value of the Minority Shareholders who attend and vote at the meeting to sanction the Scheme; (ii) XING will not vote on the Scheme, so the approval represents the view of the Minority Shareholders only, and the Scheme cannot be forced upon them by XING; and (iii) the Scheme will still require the sanction of the High Court in the British Virgin Islands.
•	A failure to allow the Scheme to be put before the Minority Shareholders for their consideration could be considered as detrimental to the Minority Shareholders and, in light of the checks and balances referred to above, it seemed appropriate for the Board to provide the Minority Shareholders with the opportunity to consider the Scheme.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. The Company manufactures and sells mobile handsets based primarily on the GSM, TD-SCDMA, and WCDMA technologies. It operates its business primarily through CEC Telecom Co., Ltd., its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets. For more information, please visit http://www.qxmc.com .
Safe Harbor Statement
This announcement contains forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about QXM’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. All information provided in this press release is as of January 6, 2011, and QXM undertakes no duty to update such information, except as required under applicable laws.
For further information, contact:
Ms. Lucy Wang, Vice President
Qiao Xing Mobile Communication Co., Ltd.
Tel: (8610) 57315638
Email: wangjinglu@cectelecom.com